FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 333-163336

For the month of June 2010.

NKSJ Holdings, Inc.

(Translation of registrant’s name into English)

26-1, Nishi-Shinjuku 1-chome

Shinjuku-ku, Tokyo 160-8338

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

1.	[English Translation]

Update on and Notice of Completion of NKSJ Holdings’s Share Repurchase

(Share repurchase in accord with articles of incorporation provisions set pursuant to Article 165, paragraph 2, of the Companies Act)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NKSJ Holdings, Inc.
Date: June 3, 2010
	By:	/S/ HIROHISA KURUMIDA
Hirohisa Kurumida
Manager of Corporate Legal Department

[English Translation]

Update on and Notice of Completion of NKSJ Holdings’s Share Repurchase

(Share repurchase in accord with articles of incorporation provisions set pursuant to Article 165,

paragraph 2, of the Companies Act)

[English Translation]

June 3, 2010

Corporate Name:	NKSJ Holdings, Inc.
Names of Representatives:	Makoto Hyodo Chairman and Co-CEO
Masatoshi Sato President and Co-CEO
(Securities Code: 8630; TSE, OSE)

Update on and Notice of Completion of NKSJ Holdings’s Share Repurchase

(Share repurchase in accord with articles of incorporation provisions set pursuant to Article 165,

paragraph 2, of the Companies Act)

NKSJ Holdings’s board of directors met on May 31, 2010, and passed a resolution to conduct a share repurchase in accord with Article 156 of the Companies Act applied pursuant Article 165, paragraph 3, of that Act. NKSJ Holdings subsequently conducted an open-market repurchase as detailed below.

This completes the share repurchase called for by the board of directors’ resolution of May 31, 2010.

1. Class of shares repurchased	NKSJ Holdings common stock
2. Number of shares repurchased	1,000,000 shares
3. Total purchase price	581,670,000 yen
4. Repurchase period	June 3, 2010 (Thur.)
5. Repurchase method	Open-market transactions on the Tokyo Stock Exchange

For reference: Details of NKSJ Holdings’s board of directors’ resolution of May 31, 2010

1. Class of shares to be repurchased	NKSJ Holdings common stock
2. Potential total number of shares repurchased	1,000,000 shares (upper limit) (0.06% of issued and outstanding shares (net of treasury stock))
3. Total purchase price	700,000,000 yen (upper limit)
4. Repurchase period	June 3, 2010 (Thur.) – June 30, 2010 (Wed.)